SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 21, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



          Form 20-F       X               Form 40-F
                     -----------                     -----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


          Yes                             No              X
                     -----------                     -----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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CNOOC Limited Plans to Deposit Operating Funds in CNOOC Finance

(Hong Kong, April 20, 2004) CNOOC Limited (the "Company", SEHK: 883, NYSE:
CEO) announced that it will ask shareholders' permission to deposit some operating funds in China in a joint venture finance company formed with its parent company, CNOOC, and other sister companies in the upcoming shareholders' meeting.

CNOOC Limited made an investment in the joint venture finance company, CNOOC Finance, last September (Please refer to the Company press release on 9/8/2003). As a result, it owns 31.8% of the venture. Designed as a shared treasury services company, CNOOC Finance provides a variety of treasury and finance-related services to CNOOC group companies. At the time of the investment, the Company stated the objectives of the investment were to improve and consolidate the Company's treasury function, to allow the Company to reduce treasury and finance costs and to lower its risk exposure.

One way this arrangement can help reduce costs is through the low cost and speedy settlement of payments among CNOOC group companies via this vehicle. Mr. Cheng Chi, Treasurer of the Company, commented, "CNOOC group companies provide us with an array of quality and cost-competitive services vital to our E&P operation in China. We want to help keep their working capital costs down and to receive payments owed to us quickly. This vehicle and our ability to deposit money in it help realize the benefits."

Mr. Fu Chengyu, Chairman and CEO of the Company, noted, "We are asking for shareholders' permission to deposit certain funds in this vehicle to help realize synergies and cost savings of treasury operation and control risks. We are confident that majority of the shareholders will recognize the management's focus on taking advantage of every opportunity to enhance operating efficiency and shareholder value, and approve the proposal."

"As of the time of this release, the Company has no material balance deposited in this vehicle or any other CNOOC companies," stated Dr. Mark Qiu, Chief Financial Officer and Senior Vice president of the Company, "CNOOC Finance is regulated by the People's Bank of China. It provides a more speedy and cost-effective service to the Company to process and settle treasury and finance-related transactions. We therefore consider the proposal to be in the best interest of the Company."

Ends


Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2003, its net proved reserves were 2.1 billion barrels-of-oil equivalents and its net production averaged 356,729 BOE per day.

CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producers in Indonesia.

The Company has about 2,447 employees.

CNOOC LIMITED -RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms Anne Lui/Ms. Charlotte Kong/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/852-3141-8091
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         carol.chan@knprhk.com
       charlotte.kong@knprhk.com

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              -----------------------------
                                                 Name: Cao Yunshi
                                                 Title:  Company Secretary

Dated: April 21, 2004